News Release	TSX, NYSE-AMEX: NG

Greg Lang and Sharon Dowdall Join the Board of Directors of NovaGold

April 18, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-AMEX: NG) (“NovaGold” or “the Company”) is pleased to announce the appointment of Mr. Gregory A. Lang and Ms. Sharon Dowdall to NovaGold’s Board of Directors, effective immediately.

Mr. Lang is NovaGold’s President and Chief Executive Officer. He has over 30 years of diverse experience in mine operations, project development, and evaluations. Prior to joining NovaGold earlier in 2012, he served as President of Barrick Gold of North America, a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick Gold”), the largest gold producer in the world. In that capacity, Mr. Lang had executive responsibility for Barrick Gold’s nine operations in the United States, Canada and the Dominican Republic, including the Donlin Gold project, equally owned by wholly-owned subsidiaries of NovaGold and Barrick Gold. Prior to Barrick Gold, Mr. Lang served in senior executive positions with Homestake Mining Company and International Corona Corporation, both now part of Barrick Gold. He holds a Bachelor of Science in Mining Engineering from the University of Missouri-Rolla and is a Graduate of the Stanford University Executive Program.

In her 30-year career in the mining industry, Ms. Dowdall served in senior legal capacities for Franco-Nevada Corporation (“Franco-Nevada”), a major gold-focused royalty company; and Newmont Mining Corporation, one of the world’s largest gold producers. During her 20-year tenure as Chief Legal Officer and Corporate Secretary with Franco-Nevada, Ms. Dowdall was one of the principals who transformed an industry pioneer into one of the most successful precious metals enterprises in the world. Prior to joining Franco-Nevada, she practiced law with a major Canadian legal firm specializing in natural resources. Ms. Dowdall is the recipient of the 2011 Canadian General Counsel Award for Business Achievement. She currently serves on several Boards of Canadian exploration and development companies. Ms. Dowdall holds a B.A. (Hons.) from the University of Calgary and an LL.B, from Osgoode Hall at York University.

"On behalf of the Board of Directors, I would like to welcome both Sharon and Greg to the Board of NovaGold,” said Thomas Kaplan, Chairman of the Board. “Greg is already leading NovaGold toward successful development of its flagship 50%-owned Donlin Gold project in Alaska. His exceptional track record of building some of the largest gold mines in the world, on budget and on time, is particularly important for the Company as it advances Donlin Gold up the value chain. Sharon’s extensive experience in building significant shareholder value at Franco-Nevada is also highly fitting for NovaGold, where we deeply share Franco-Nevada’s well-documented philosophy and practice of wealth creation.”

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S. and British Columbia, Canada. The Company is focused on advancing its 50%-owned flagship property, Donlin Gold, one of the world’s largest known undeveloped gold deposits, which offers superior leverage to gold. NovaGold is also committed to maximizing value of its non-core assets and is currently exploring opportunities to sell all or part of the Company’s interest in the Galore Creek copper-gold-silver project in British Columbia, Canada. NovaGold has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

NovaGold Contact

Mélanie Hennessey
Vice President, Corporate Communications

Ariadna D. Peretz
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227